July 3 2018	TSX.V - GIGA

Giga Metals – Voting Results

Pursuant to Section 11.3 of National Instrument 51-102, the following matters were put to vote at the Annual General Special Meeting of Giga Metals Corporation (the “Issuer”) held on June 29, 2018:

1.               Number of Directors

By vote of proxy (For: 7,161,941 Shares, Against: 27,500 Shares), the number of directors was set at four.

2.               Election of Directors

By vote of proxy and in person, the following persons were elected as directors of the Issuer until their term of office expires:

	For	Withheld
Lyle Davis	7,133,231	56,210
Mark Jarvis	7,140,231	49,210
Dr. Jon Hykawy	7,140,231	49,210
Phillip Robinson	7,160,231	29,210

3.               Appointment and Remuneration of Auditor

By vote of proxy (For: 7,169,441 Shares, Withheld: 20,000 Shares), Dale Matheson Carr-Hilton Labonte LLP was appointed as auditor of the Issuer for the ensuing year and the directors are authorized to set the remuneration.

4.               Approval of Stock Option Plan

By vote of proxy (For: 7,133,053 Shares, Against: 56,388 Shares); the approval of the resolutions set out in the Information Circular approving the Stock Option Plan.

5.               Other business

By vote of proxy (For: 7,102,669 Shares, Against:86,772).

On behalf of the Board of Directors,
“Mark Jarvis”
MARK JARVIS, President
Tel: 604 681 2300
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

#203 – 700 West Pender St., Vancouver, BC, Canada V6C 1G8 T: 604-681-2300 www.gigametals.com